SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35567A; File No. 812-15726

Blackstone Private Credit Fund, et al.

May 27, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.[1]

Applicants: Blackstone Private Credit Fund, Blackstone Secured Lending Fund, Blackstone Private Multi-Asset Credit and Income Fund, Blackstone Long-Short Credit Income Fund, Blackstone Senior Floating Rate 2027 Term Fund, Blackstone Strategic Credit 2027 Term Fund, Blackstone Private Real Estate Credit and Income Fund, Blackstone Alternative Investment Advisors LLC, Blackstone CLO Management LLC (Management Series), Blackstone Credit BDC Advisors LLC, Blackstone Infrastructure Advisors L.L.C., Blackstone Ireland Fund Management Limited, Blackstone Ireland Limited, Blackstone Liquid Credit Advisors I LLC, Blackstone Liquid Credit Strategies LLC, Blackstone Private Credit Strategies LLC, Blackstone Private Investments Advisors L.L.C., Blackstone Real Estate Special Situations Advisors L.L.C., BX REIT Advisors L.L.C.,

---

[1] The Commission issued a notice of application on May 5, 2025, Release No. IC-35567 ("Notice"). Due to a clerical error, the Notice was published with the incorrect file number. Therefore, the Commission is publishing this corrected notice in the Federal Register.

BXMT Advisors L.L.C., Clarus Ventures, LLC, certain of their wholly-owned subsidiaries, joint ventures and BDC downstream funds as described in Appendix A to the application, and certain of their affiliated entities as described in Appendix B to the application.

Filing Dates: The application was filed on March 14, 2025, and amended on April 11, 2025, and April 24, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 17, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Leon Volchyok, Esq., Blackstone Inc., Leon.Volchyok@blackstone.com; Oran Ebel, Esq., Blackstone Inc., Oran.Ebel@blackstone.com; Rajib Chanda, Rajib.Chanda@stblaw.com; Kenneth Burdon, Kenneth.Burdon@stblaw.com; and Jonathan Gaines, Jonathan.Gaines@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Laura Solomon, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended application, dated April 24, 2025, which

may be obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.